July 6, 2007

Mail Stop 4561

Mr. David Karp
Chief Financial Officer
Counterpath Solutions, Inc.
100 West Pender Street, 8th Floor
Vancouver, BC Canada
V6B 1R8

Re: Counterpath Solutions, Inc.
        Form 10-KSB for the year ended April 30, 2006
        File No. 0-50346

Dear Mr. Karp:

        We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief

cc: Virgil Z. Hlus (*via facsimile*)